Exhibit 99.1

FOR RELEASE

Unitil Reports Third Quarter Earnings

HAMPTON, N.H., NOVEMBER 1, 2022 — Unitil Corporation (NYSE: UTL) (unitil.com) today announced Net Income of $0.5 million, or $0.03 in Earnings Per Share (EPS) for the third quarter of 2022, an increase of $0.5 million in Net Income, or $0.03 in EPS, compared to the third quarter of 2021. For the nine months ended September 30, 2022, the Company reported Net Income of $26.9 million, or $1.68 per share, an increase of $5.3 million, or $0.26 per share, compared to the same nine month period in 2021. The Company’s Electric and Gas GAAP Gross Margins for the third quarter of 2022 were $21.5 million and $10.9 million, respectively. For the nine months ended September 30, 2022, the Company’s Electric and Gas GAAP Gross Margins were $57.3 million and $73.7 million, respectively.

“The Company continues to provide best-in-class service to our customers which is reflected in our solid financial results through the first nine months of 2022, and our continued strong customer service ratings” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We also are pleased to have recently issued our 2022 Corporate Sustainability and Responsibility Report, which describes Unitil’s commitment to sustainable practices and the steps we are taking to create long-term sustainable value for our customers, our investors, our employees, and the communities we serve.”

Electric GAAP Gross Margin was $21.5 million and $57.3 million in the three and nine months ended September 30, 2022, respectively, increases of $2.6 million and $3.3 million, respectively compared to the same periods in 2021. For the three month period, the increase was driven by higher rates and customer growth of $3.0 million, partially offset by higher depreciation and amortization expense of $0.4 million. The increase in the nine month period was driven by higher rates and customer growth of $3.7 million and lower depreciation and amortization expense of $0.1 million, partially offset by the unfavorable effect on sales from cooler spring weather of $0.5 million.

[1]

The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP financial measures for the periods presented.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Electric Adjusted Gross Margin (a non-GAAP financial measure1) was $28.4 million and $76.6 million in the three and nine months ended September 30, 2022, respectively, increases of $3.0 million and $3.2 million, respectively, compared with the same periods in 2021. The increase in the three month period was driven by higher rates and customer growth. The increase in the nine month period was driven by higher rates and customer growth of $3.7 million, partially offset by the unfavorable effect on sales from cooler spring weather of $0.5 million.

Total electric kilowatt-hour (kWh) sales increased 1.0% and 0.4% in the three and nine month periods ended September 30, 2022, respectively, compared to the same periods in 2021. Sales to Residential customers increased 1.0% and sales to Commercial and Industrial (C&I) customers increased 1.0% in the three month period ended September 30, 2022, compared to the same period in 2021. For the nine month period ended September 30, 2022, sales to Residential customers decreased 0.6% while sales to C&I customers increased 1.1%, compared to the same period in 2021. The changes in sales to Residential and C&I customers reflect warmer summer weather in 2022 compared to 2021, and customer growth, partially offset by cooler spring weather in 2022 compared to 2021. Based on weather data collected in the Company’s electric service areas, on average there were 1.4% fewer Cooling Degree Days in the first nine months of 2022 compared to the same period in 2021. As of September 30, 2022, the number of electric customers increased by 734 over the previous year.

Gas GAAP Gross Margin was $10.9 million in the three months ended September 30, 2022, a decrease of $0.4 million compared to the same period in 2021. Gas GAAP Gross Margin was $73.7 million in the nine months ended September 30, 2022, an increase of $6.0 million compared to the same period in 2021. The decrease in the three month period was primarily driven by higher depreciation and amortization expense of $1.4 million, partially offset by higher rates of $1.0 million. The increase in the nine month period was driven by higher rates of $7.0 million and the favorable effect on sales from customer growth and colder weather of $1.4 million, partially offset by higher depreciation and amortization expense of $2.4 million.

Gas Adjusted Gross Margin (a non-GAAP financial measure1) was $20.4 million and $100.6 million in the three and nine months ended September 30, 2022, respectively, increases of $1.0 million and $8.4 million, respectively, compared to the same periods in 2021. These increases reflect higher rates of $1.0 million and $7.0 million in the three and nine month periods, respectively, while the remainder of the increase in the nine month period is attributable to the favorable effect on sales of customer growth and colder weather.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Gas therm sales decreased 1.8% in the three month period ended September 30, 2022, compared to the same period in 2021. In the third quarter of 2022, sales to Residential and C&I customers decreased 3.8% and 1.6%, respectively, compared to the same period in 2021, reflecting lower average usage. Total gas therm sales increased 2.5% in the nine month period ended September 30, 2022, compared to the same period in 2021. For the nine months ended September 30, 2022, sales to Residential and C&I customers increased 2.3% and 2.5%, respectively, compared to the same period in 2021. The increase in gas therm sales for the first nine months of 2022 reflects colder winter weather in the first quarter of 2022 compared to the same period in 2021, and customer growth. Based on weather data collected in the Company’s gas service areas, on average there were 3.9% more Effective Degree Days (EDD) in the first nine months of 2022 compared to the same period in 2021, although 2.4% fewer EDD compared to normal. The Company estimates weather-normalized gas therm sales, excluding decoupled sales, increased 0.7% in the first nine months of 2022 compared to the same period in 2021. As of September 30, 2022, the number of gas customers increased by 1,154 over the previous year.

Operation and Maintenance expenses increased $1.9 million, or 11.4%, and $4.3 million, or 8.4%, in the three and nine months ended September 30, 2022, respectively, compared to the same periods in 2021. The increase in the three month period reflects higher utility operating costs of $1.0 million, higher labor costs of $0.8 million and higher professional fees of $0.1 million. The increase in the nine month period reflects higher labor costs of $2.5 million, higher professional fees of $1.3 million and higher utility operating costs of $0.5 million.

Depreciation and Amortization expense increased $1.8 million and $2.4 million in the three and nine months ended September 30, 2022, respectively, compared to the same periods in 2021, reflecting additional depreciation associated with higher levels of utility plant in service and higher amortization of rate case costs.

Taxes Other Than Income Taxes increased $0.3 million and $1.4 million in the three and nine months ended September 30, 2022, respectively, compared to the same periods in 2021. The increase in the three month period reflects higher local property taxes on higher utility plant in service. The increase in the nine month period reflects higher local property taxes on higher utility plant in service and higher payroll taxes.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Interest Expense, Net increased $0.1 million in the three months ended September 30, 2022, compared to the same period in 2021, primarily reflecting higher interest expense on short-term borrowings, partially offset by lower interest expense on long-term debt. For the nine months ended September 30, 2022, Interest Expense, Net decreased $0.4 million compared to the same period in 2021, primarily reflecting lower interest expense on long-term debt and higher interest income on regulatory assets, partially offset by higher interest expense on short-term borrowings.

Other Expense (Income), Net decreased $0.4 million and $1.5 million in the three and nine months ended September 30, 2022, respectively, compared to the same periods in 2021, reflecting lower retirement benefit costs.

Federal and State Income Taxes for the three months ended September 30, 2022 decreased $0.2 million compared with the same period in 2021, primarily resulting from the flow back of excess Accumulated Deferred Income Taxes. For the nine months ended September 30, 2022, Federal and State Income Taxes increased $0.1 million compared to the same period in 2021, reflecting higher pre-tax earnings in the current period, partially offset by the flow back of excess Accumulated Deferred Income Taxes.

At its January 2022, April 2022, July 2022 and October 2022 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.39 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.56 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings historically have been seasonal and typically have been higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss third quarter 2022 results on Tuesday, November 1, 2022, at 10:00 a.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 107,700 electric customers and 86,600 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: the COVID-19 pandemic, which could adversely affect the Company’s business, including by disrupting the Company’s employees’ and contractors’ ability to provide ongoing services to the Company, by reducing customer demand for electricity or natural gas, or by reducing the supply of electricity or natural gas; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Three Months Ended September 30, 2022 ($ millions)
			Non-Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$75.7	$34.5	$—	$110.2
Less: Cost of Sales	(47.3)	(14.1)	—	(61.4)
Less: Depreciation and Amortization	(6.9)	(9.5)	(0.2)	(16.6)

GAAP Gross Margin	21.5	10.9	(0.2)	32.2
Depreciation and Amortization	6.9	9.5	0.2	16.6

Adjusted Gross Margin	$28.4	$20.4	$—	$48.8

Three Months Ended September 30, 2021 ($ millions)
			Non-Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$65.5	$32.6	$—	$98.1
Less: Cost of Sales	(40.1)	(13.2)	—	(53.3)
Less: Depreciation and Amortization	(6.5)	(8.1)	(0.2)	(14.8)

GAAP Gross Margin	18.9	11.3	(0.2)	30.0
Depreciation and Amortization	6.5	8.1	0.2	14.8

Adjusted Gross Margin	$25.4	$19.4	$—	$44.8

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Nine Months Ended September 30, 2022 ($ millions)
			Non-Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$219.2	$182.5	$—	$401.7
Less: Cost of Sales	(142.6)	(81.9)	—	(224.5)
Less: Depreciation and Amortization	(19.3)	(26.9)	(0.7)	(46.9)

GAAP Gross Margin	57.3	73.7	(0.7)	130.3
Depreciation and Amortization	19.3	26.9	0.7	46.9

Adjusted Gross Margin	$76.6	$100.6	$—	$177.2

Nine Months Ended September 30, 2021 ($ millions)
			Non-Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$182.2	$151.3	$—	$333.5
Less: Cost of Sales	(108.8)	(59.1)	—	(167.9)
Less: Depreciation and Amortization	(19.4)	(24.5)	(0.6)	(44.5)

GAAP Gross Margin	54.0	67.7	(0.6)	121.1
Depreciation and Amortization	19.4	24.5	0.6	44.5

Adjusted Gross Margin	$73.4	$92.2	$—	$165.6

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Selected financial data for 2022 and 2021 is presented in the following table:

Unitil Corporation - Condensed Consolidated Financial Data
(Millions, except Per Share data)(Unaudited)
	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2022	2021	Change	2022	2021	Change
Electric kWh Sales:
Residential	201.7	199.7	1.0%	538.2	541.4	(0.6%)
Commercial/Industrial	261.4	258.7	1.0%	722.6	714.6	1.1%

Total Electric kWh Sales	463.1	458.4	1.0%	1,260.8	1,256.0	0.4%

Gas Therm Sales:
Residential	2.5	2.6	(3.8%)	35.1	34.3	2.3%
Commercial/Industrial	24.3	24.7	(1.6%)	136.0	132.7	2.5%

Total Gas Therm Sales	26.8	27.3	(1.8%)	171.1	167.0	2.5%

Electric Revenues	$75.7	$65.5	$10.2	$219.2	$182.2	$37.0
Cost of Electric Sales	47.3	40.1	7.2	142.6	108.8	33.8

Electric Adjusted Gross Margin (a non-GAAP financial measure1):	28.4	25.4	3.0	76.6	73.4	3.2
Gas Revenues	34.5	32.6	1.9	182.5	151.3	31.2
Cost of Gas Sales	14.1	13.2	0.9	81.9	59.1	22.8

Gas Adjusted Gross Margin (a non-GAAP financial measure1):	20.4	19.4	1.0	100.6	92.2	8.4

Total Adjusted Gross Margin (a non-GAAP financial measure1):	48.8	44.8	4.0	177.2	165.6	11.6

Operation & Maintenance Expenses	18.6	16.7	1.9	55.5	51.2	4.3
Depreciation & Amortization	16.6	14.8	1.8	46.9	44.5	2.4
Taxes Other Than Income Taxes	6.4	6.1	0.3	19.9	18.5	1.4
Other Expense (Income), Net	0.6	1.0	(0.4)	1.9	3.4	(1.5)
Interest Expense, Net	6.6	6.5	0.1	19.1	19.5	(0.4)

Income (Loss) Before Income Taxes	—	(0.3)	0.3	33.9	28.5	5.4
Provision (Benefit) for Income Taxes	(0.5)	(0.3)	(0.2)	7.0	6.9	0.1

Net Income	$0.5	$—	$0.5	$26.9	$21.6	$5.3

Earnings Per Share	$0.03	$—	$0.03	$1.68	$1.42	$0.26

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com